FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, the Chilean Financial Market Commission and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on March 28, 2019. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on March 11, 18 and 25, 2019.

Santiago, March 4, 2019.

Mr.

Mario Farren Risopatrón

Superintendent of Banks and

Financial Institutions

Present

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on March 28, 2019 at 10:00 hours, at the Auditorium of Banco de Chile, located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)                Approval of Annual Report, Balance Sheet, Financial Statement and External Auditors Report of Banco de Chile, for the year 2018.

b)                The distribution of the net distributable income for the year ended December 31, 2018 and approval of the dividend number 207 of CLP$ 3.52723589646 per share corresponding to 70% of such net distributable income, retaining 30% remaining thereof. Said dividend, if approved, will be paid after such meeting, at the Bank´s Offices.

c)                Directors’ remuneration.

d)                Definitive appointment of Director.

e)                Directors and Audit Committee’s remuneration and approval of their operational expenses budget.

f)                Appointment of external auditors.

g)                Ratification of Private Risk Assessors.

h)                Directors and Audit Committee’s Report.

i)                Information on related transactions pursuant Chilean Corporations Act (Ley sobre Sociedades Anónimas), and

j)                Other matters pertinent to Ordinary Shareholders’ Meetings according to the Law and to the Bank’s bylaws.

Likewise, enclosed herewith are 3 copies of Banco de Chile’s Annual Report and Consolidated Financial Statement for the year 2018, along with the relevant External Auditors Report.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2019.

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO